Exhibit 21.1

SEQUIAM CORPORATION SUBSIDIARIES

LIST OF SUBSIDIARIES

Listed below are the subsidiaries of Sequiam Corporation as of November 17, 2006.

Sequiam Software, Inc.	United States

Sequiam Sports, Inc.	United States

Sequiam Biometrics, Inc.	United States

Sequiam Education, Inc.	United States

Fingerprint Detection Technologies, Inc.	United States

Constellation Biometrics, Inc.	United States

Biometric Security (PTY) LTD. (a/k/a Secure Biometrics.co.za)	South Africa